UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary

If undeliverable please return to:
Computershare Investor Services Pty Limited GPO Box 782 Melbourne Vic 3001 Australia
POSTAGE PAID AUSTRALIA
BHP
BHP Group Limited Shareholder Pack 2019
Information online
General information on BHP and the 2019 Annual Report and Notice of Annual General Meeting can be found online at bhp.com under the Investors section.
You can also vote online via bhp.com or at investorvote.com.au or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details.
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All correspondence to:
BHP Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Group Limited will be held at the International Convention Centre (ICC), 14 Darling Drive, Sydney, New South Wales, Australia on Thursday 7 November 2019 at 10:00am (Sydney time). Shareholders who are unable to attend the meeting, or who prefer to register questions in advance, are invited to submit any questions they have by completing and returning this form.
Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday
31 October 2019. The envelope provided for the return of your proxy form may also be used for this purpose.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial statements to be considered at the AGM.
We will endeavour, during the course of the AGM, to address the themes most frequently raised in the submitted question forms. Please note that individual responses will not be sent to shareholders.
Question(s):
Please mark X if it is a question directed to the auditor
1 2 3 4 5
BHP
BHP Group Limited
A member of the BHP Group which is headquartered in Australia
Registered in Australia ABN 49 004 028 077
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BHP Group Limited Registered in Australia ABN 49 004 028 077
Proxy Form
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
LODGEMENT OF YOUR PROXY FORM
To be valid, this proxy form must be received by 10:00am (Sydney time) on Tuesday 5 November 2019.
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
If you are unable to attend the Annual General Meeting to be held in Sydney on Thursday 7 November 2019 at 10:00am (Sydney time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001.
Appointment of a second proxy
A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.
IMPORTANT NOTE:
In this proxy form, BHP Group Limited and BHP Group Plc together are referred to as BHP.
The key management personnel (‘KMP’) of BHP (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items
7, 8, 9 and 10 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9 and 10 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate boxes on the proxy form.
Signing Instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be produced prior to or on admission. This form may be obtained from the Share Registrar.
Internet and Mobile voting
Go to bhp.com or investorvote.com.au then follow the instructions. You can also go directly to investorvote.com.au by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form.
Any questions?
If you have any questions on how to complete this proxy form or you would like an additional form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia).
Documents may be lodged:
BY MAIL
VIA THE INTERNET BY SMARTPHONE IN PERSON
OR FAX
bhp.com or investorvote.com.au
(refer Internet and Mobile Voting instructions above)
Scan QR Code
Share Registrar
Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Within Australia 1800 783 447 Outside Australia +61 3 9473 2555
Share Registrar
Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford Melbourne Victoria 3067 Australia
BHP
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BHP
Appointment of Proxy I/We being a member/s of BHP Group Limited and entitled to attend and vote hereby appoint the Chairman of the Meeting (mark box with an ‘X’)
OR
Write here the name of the person (or body corporate) you are appointing if this person is someone other than the Chairman of the Meeting.
or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Limited to be held at the International Convention Centre (ICC), 14 Darling Drive, Sydney, New South Wales, Australia on Thursday 7 November 2019 at 10:00am (Sydney time) and at any adjournment or postponement thereof.
IMPORTANT NOTE:
The Chairman of the Meeting intends to vote available proxies in favour of Items 1 to 20 and against Items 21 and 22. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman of the Meeting to exercise your proxy on Items 7, 8, 9 and 10 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy, you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8, 9 and 10 by marking the appropriate box below.
Please Note: If the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board’s recommendation.
For For For For For For For For For For For For For For For For For For For For
Against
Against
Voting directions to your proxy Please mark X (within the box) to indicate your directions
For
Against
Abstain
1 To receive the 2019 Financial Statements and Reports for BHP
2 To appoint Ernst & Young as the auditor of BHP Group Limited and Ernst & Young LLP as the auditor of BHP Group Plc
3 To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc
4 To approve the general authority to issue shares in BHP Group Plc
5 To approve the authority to allot equity securities in BHP Group Plc for cash
6 To authorise the repurchase of shares in BHP Group Plc
7 To approve the Directors’ remuneration policy
8 To approve the 2019 Remuneration Report other than the part containing the Directors’ remuneration policy
9 To approve the 2019 Remuneration Report
10 To approve the grant to the Executive Director
11 To elect Ian Cockerill as a Director of BHP
12 To elect Susan Kilsby as a Director of BHP
13 To re-elect Terry Bowen as a Director of BHP
14 To re-elect Malcolm Broomhead as a Director of BHP
15 To re-elect Anita Frew as a Director of BHP
16 To re-elect Andrew Mackenzie as a Director of BHP
17 To re-elect Lindsay Maxsted as a Director of BHP
18 To re-elect John Mogford as a Director of BHP
19 To re-elect Shriti Vadera as a Director of BHP
20 To re-elect Ken MacKenzie as a Director of BHP
Resolutions not endorsed by the Board
21 To amend the constitution of BHP Group Limited
22 To suspend memberships of Industry Associations that are involved in lobbying inconsistent with the goals of the Paris Agreement
PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Individual or Shareholder 1
Shareholder 2
Shareholder 3
Individual/Sole Director and Sole Company Secretary
Director/Company Secretary
Director
Contact Name
Contact Daytime Telephone
Date
In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.
B H P
2 51209A
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